

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Steve Manko
Chief Financial Officer
SkyWater Technology, Inc.
2401 East 86th Street
Bloomington, Minnesota 55425

> **Re: SkyWater Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2023**
> **Filed March 15, 2023**
> **Form 10-Q for the Fiscal Quarter Ended July 2, 2023**
> **Filed August 11, 2023**
> **Form 8-K filed August 7, 2023**
> **File No. 001-40345**

Dear Steve Manko:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors and Trends Affecting our Business and Results of Operations, page 39

1. We note you indicate supply chain disruptions impacted your business during the periods presented and may continue to impact your business. In future filings, please address whether supply chain disruptions have materially affected your outlook or business goals. Specifically discuss whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how sales, profits, and/or liquidity have been impacted. Additionally, discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, and explain whether any mitigation efforts introduce material new risks, including risks related to quality,

reliability, or approval.

Critical Accounting Policies and Estimates - Long-lived Assets, page 47

2.   We note your Form 10-K is incorporated by reference into your registration statement on Form S-3. We also note your disclosures imply you relied on third-party appraisers to estimate the fair value of your long-lived asset group. Please tell us, and revise future filings to clarify, the role of third-party appraisers and the extent to which management relied on their work, including your consideration of providing a consent from these third-party appraisers. Alternatively, please clarify your references to relying on third-party appraisers. Refer to Question 141.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Securities Act Sections.

Non-GAAP Financial Measure, page 47

3.   We note you exclude an inventory write-down that occurred during the year ended January 1, 2022 from non-GAAP financial measures in your Form 10-K and earnings releases filed under Form 8-K. Given the nature of your business, which appears to include designing and providing specialized products and services to significant customers, it is not clear to us how you determined this non-GAAP adjustment is appropriate and consistent with the requirements of Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although this inventory-write off may be unusual due to its size, based on the nature of this adjustment and your business, it appears to us that risks related to inventory and significant customers are normal operating expenses that arise in the ordinary course of your business. Please advise or revise.

Item 8. Financial Statements and Supplementary Data
Audited Consolidated Financial Statements for the Years Ended January 1, 2023 and January 2, 2022
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page 63

4.   We refer to wafer services. We note your disclosure that for a significant wafer services customer, due to a change in contract terms, you began recognizing revenue under a bill and hold arrangement in fiscal 2021. Your disclosure indicates, under this arrangement, control transfers over time during the fabrication process; however, it is not clear to us when you recognize revenue under the bill and hold arrangement. If you recognize revenue under this arrangement "during the fabrication process", please more fully explain to us how you determined your policy is appropriate. In this regard, to the extent the only change in this arrangement was related to the customer's ability to request and agree to purchase product to be delivered at a later date, although it may be appropriate to recognize such revenue prior to shipment, it is not clear to us why it would be appropriate to recognize such revenue prior to completion of electrical testing and products being

separately identified as belonging to the customer and ready for shipment, absent other changes in contract terms. Please clarify or revise.

5.   We refer to advanced technology services. We note for fixed price contracts, revenue is recognized over time as work progresses using either the input or output method based upon which method you believe represents the best indication of the overall progress toward satisfying your performance obligation. Please revise future filings, and more fully explain to us, how you determine which method you use and how you determined that method represents the best indication of the overall progress satisfying your performance obligation based on the related contract terms. In addition, please revise future filings to expand your disclosures related to fixed price contracts to address your accounting policy for loss contracts.

Note 4. Revenue
Contract Liabilities - Prior Contract Related to Facility Expansion, page 66

6.   In future filings, please disclose the amount included in contract liabilities related to the long-term facility expansion contract.

Note 5. Balance Sheet Information, page 68

7.   Please explain to us how you determined it is appropriate to present contract assets (Unbilled revenue) in the same financial statement line item as accounts receivable here and on your consolidated balance sheets. Please address what the contract assets specifically relate to and tell us if the related consideration is conditional on anything other than the passage of time. Refer to ASC 606-10-45-1 through 45-4.

Note 6. Debt, page 70

8.   We note certain financings are subject to financial covenants. Please tell us your consideration of disclosing and discussing required and actual ratios for each financial covenant and stating whether you are in compliance with each financial covenant in MD&A.

Item 9A. Controls and Procedures, page 86

9.   We note your Form 10-K for the fiscal year ended January 1, 2023 is the second annual report you filed after the effective date of your IPO; therefore, it appears to us you are required to provide management's annual report on internal control over financial reporting in Item 9A. Please explain why you believe this report is not required or amend your Form 10-K to:
   - Provide a report of management on your internal control over financial reporting as required by Item 308(a) of Regulation S-K; and
   - Revise the certifications in Exhibits 31.1 and 31.2 to include paragraph 4(b) and the introductory language in paragraph 4 that refer to internal control over financial reporting as required by Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended July 2, 2023

Item 6. Exhibits
Exhibits 31.1 and 31.2, page 36

10.   It appears to us you are beyond the transition period for new public companies to omit the language in paragraph 4 regarding internal control over financial reporting. Please amend your Form 10-Q to include paragraph 4(b) and the introductory language in paragraph 4 that refer to internal control over financial reporting pursuant to Item 601(b)(31)(i) of Regulation S-K or explain why you believe this language is not required. This comment is also applicable to your Form 10-Q for the fiscal quarter ended April 2, 2023.

Form 8-K filed August 7, 2023

Exhibit 99.1
Q2 2023 Summary, page 2

11.   We note you present a Non-GAAP financial measure you identify as Adjusted EBITDA Margin but do not present the most directly comparable GAAP measure, net income (loss) margin, with equal or greater prominence. For each Non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Reconciliation of GAAP to Non-GAAP Financial Measures, page 8

12.   We refer to footnote (5) to your reconciliations. Please tell us, and revise your footnote in future filings to explain, the reason why you adjust certain non-GAAP measures to exclude tool revenue and cost of tool revenue.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing